Exhibit 8.1

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Virax Biolabs (UK) Limited	United Kingdom
Virax Biolabs Limited	Hong Kong
Virax Immune T-Cell Medical Device Company Limited	Hong Kong
Virax Biolabs Pte. Limited	Singapore
Logico Bioproducts Corp.	British Virgin Islands
Shanghai Xitu Consulting Co., Limited	PRC
Virax Biolabs USA Management, Inc.	USA
Virax Biolabs Group Holdings Ltd	United Kingdom
Virax Biolabs FZ-LLC	United Arab Emirates
Virax Biolabs Trading B.V.	Netherlands
Virax Biolabs UK Operating Limited	United Kingdom